UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Resolute Energy Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

76116A108

(CUSIP Number)

Richard L. Covington
125 E. John Carpenter Fwy.
Suite 600
Irving, Texas 75062

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 25, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS: KENNETH A. HERSH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,284,318(1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,284,318 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,284,318
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)
The Reporting Person is an Authorized Member of GFW VII, L.L.C., which is the sole general partner of G.F.W. Energy VII, L.P., which is the sole general partner of Natural Gas Partners VII, L.P.  Thus, the Reporting Person may be deemed to indirectly beneficially own all the Common Stock of the Issuer directly and/or indirectly deemed beneficially owned by Natural Gas Partners VII, L.P.

Natural Gas Partners VII, L.P. directly owns 6,276,166 shares of Common Stock of the Issuer and is deemed to indirectly beneficially own (i) 289,719 shares of Common Stock of the Issuer that are directly owned by NGP-VII Income Co-Investment Opportunities, L.P. by virtue of Natural Gas Partners VII, L.P.'s ownership of 100% of NGP Income Management, L.L.C., which is the sole general partner of NGP-VII Income Co-Investment Opportunities, L.P., and (ii) 3,718,433 shares of Common Stock of the Issuer deemed to be beneficially owned by Resolute Holdings, LLC by virtue of it and NGP-VII Income Co-Investment Opportunities, L.P.'s approximate 71% membership interest in Resolute Holdings, LLC, subject to certain adjustments in the future that could decrease such interest.

The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS: NATURAL GAS PARTNERS VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC/OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,276,166
	8	SHARED VOTING POWER: 4,008,152(1)
	9	SOLE DISPOSITIVE POWER: 6,276,166
	10	SHARED DISPOSITIVE POWER: 4,008,152(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,284,318
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)
NGP-VII Income Co-Investment Opportunities, L.P directly owns 289,719 shares of Common Stock of the Issuer.  The Reporting Person owns 100% of NGP Income Management, L.L.C., which is the sole general partner of NGP-VII Income Co-Investment Opportunities, L.P. Thus, the Reporting Person may be deemed to be the indirect beneficial owner of the Common Stock of the Issuer owned by NGP-VII Income Co-Investment Opportunities, L.P.

Resolute Holdings, LLC, is deemed to directly beneficially own 3,718,433 shares of Common Stock of the Issuer for purposes of this Schedule 13D even though certain of the shares of Common Stock directly owned by Resolute Holdings, LLC are subject to the limitations set forth in this Schedule 13D.  The Reporting Person and NGP-VII Income Co-Investment Opportunities, L.P. have an approximately 71% membership interest in Resolute Holdings, LLC, subject to certain adjustments in the future that could decrease such interest.  Thus, the Reporting Person may be deemed to be the indirect beneficial owner of the Common Stock of the Issuer deemed beneficially owned by Resolute Holdings, LLC.

The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS: RESOLUTE HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO(1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,718,433(1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,718,433 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,718,433
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO – Limited Liability Company

(1)
The Reporting Person directly owns 1,385,100 shares of Common Stock issued in the acquisition (the "Acquisition") completed pursuant to that certain Purchase and IPO Reorganization Agreement (the "Purchase Agreement"), dated as of August 2, 2009, as amended, among Resolute Energy Corporation, Hicks Acquisition Company I, Inc., Resolute Holdings, LLC and others and registered in the Issuer's Form S-4 Registration Statement (333-161076).  With the exception of 100 shares which the Reporting Person owns with no limitations, these shares of Common Stock are subject to forfeiture unless at any time prior to five years from the closing of the Acquisition, either (a) the closing sale price of Common Stock exceeds $15.00 per share for 20 trading days in any 30 day trading period beginning 90 days after the closing of the Acquisition, or (b) a change in control event occurs in which Common Stock is valued at greater than $15.00 per share.

The Reporting Person also directly owns 2,333,333 warrants (the "Sponsor Warrants") acquired in connection with the Acquisition. Each Sponsor Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00 per share commencing on the date of the closing of the Acquisition and ending five years from the Acquisition Closing Date.

Thus, for purposes of this Schedule 13D, the Reporting Person is deemed to directly beneficially own 3,718,433 shares of Common Stock even though certain of the shares of Common Stock directly owned by the Reporting Person are subject to the limitations set forth above.

The Reporting Person also directly owns 4,600,000 warrants (the "Founders' Warrants") issued in the Acquisition. Each Founders’ Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00 per share, but such shares are not deemed to be beneficially owned as of the date of this filing and are therefore excluded from this Schedule 13D.  The warrant exercise period of Founders' Warrants commences any time after the Closing Price (as defined in the Purchase Agreement) of the Common Stock exceeds $13.75 for any 20 days within any 30 day trading period prior to September 25, 2014.

TABLE OF CONTENTS

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 7.	Material to be filed as Exhibits

SIGNATURES

Exhibit Index

Item 1. Security and Issuer.

This statement relates to the shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Resolute Energy Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1675 Broadway, Suite 1950, Denver, Colorado 80202.

Item 2. Identity and Background.

(a)
This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"):

(i)	Kenneth A. Hersh, a citizen of the United States of America;

(ii)	Natural Gas Partners VII, L.P., a Delaware limited partnership ("NGP VII"); and

(iii)	Resolute Holdings, LLC, a Delaware limited liability company ("Resolute Holdings").

Kenneth A. Hersh, NGP VII and Resolute Holdings are collectively referred to as the "Reporting Persons". The Reporting Persons have entered into a Joint Filing Agreement, dated February 19, 2010 pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is as follows:

Kenneth A. Hersh	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

Natural Gas Partners VII, L.P.	125 E. John Carpenter Fwy. Suite 600 Irving, Texas 75062

Resolute Holdings, LLC	1675 Broadway Suite 1950 Denver, Colorado 80202

(c)	(i) Kenneth A. Hersh is the Chief Executive Officer of NGP Energy Capital Management and is a managing partner of the Natural Gas Partners private equity funds.

(ii) NGP VII is a fund or manager of funds managed by NGP Energy Capital Management whose primary business activity is investing in various companies, such as Resolute Energy Corporation.

(iii) Resolute Holdings is a holding company of certain Resolute Energy Corporation securities.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person's knowledge, their respective executive officers, managers, partners or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Kenneth A. Hersh is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

NGP VII (and NGP-VII Income Co-Investment Opportunities, L.P.) received the securities it is deemed to directly beneficially own in the Issuer reported in this Schedule 13D as a result of a pro rata distribution without consideration of such securities from Resolute Holdings to its members on December 21, 2009 in accordance with the limited liability company operating agreement of Resolute Holdings.

Resolute Holdings received the securities it is deemed to directly beneficially own in the Issuer reported in this Schedule 13D in the acquisition (the "Acquisition") completed pursuant to that certain Purchase and IPO Reorganization Agreement (the "Purchase Agreement"), dated as of August 2, 2009, as amended, among Resolute Energy Corporation, Hicks Acquisition Company I, Inc., Resolute Holdings and others and registered in the Issuer's Form S-4 Registration Statement (333-161076).

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions depending on the Reporting Persons’ business, prospects and financial condition, the market for the Common Stock, general economic conditions, stock market conditions and other future developments.

Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

The percent of class provided for each Reporting Person is based on the Issuer having 53,154,883 total outstanding shares of Common Stock as of November 20, 2009, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 20, 2009.

(a)-(b)	(i)
Kenneth A. Hersh does not directly own any Common Stock. Kenneth A. Hersh is an Authorized Member of GFW VII, L.L.C., the general partner of G.F.W. Energy VII, L.P., which is the general partner of NGP VII, and thus may be deemed to possess shared voting and dispositive powers with respect to all shares of Common Stock that NGP VII is the sole record owner of (6,276,166 shares (11.81%)), as well as all shares of Common Stock that NGP VII may be deemed to beneficially own (289,719 shares (0.55%) directly owned by NGP VII Co-Investment Opportunities, L.P. and 3,718,433 shares (6.7%) deemed beneficially owned by Resolute Holdings). Therefore, Kenneth A. Hersh may be deemed to possess shared voting and dispositive powers with respect to 10,284,318 shares (18.53%) of Common Stock.

(ii)	NGP VII is the sole record owner of, and has the sole power to vote and dispose of 6,276,166 shares (11.81%) of Common Stock.

NGP VII owns 100% of NGP Income Management, L.L.C which serves as the general partner of NGP-VII Income Co-Investment. NGP VII may thus be deemed to possess shared voting and dispositive powers with respect to all of the shares of Common Stock owned directly by NGP-VII Income Co-Investment (289,719 shares (0.55%)).

NGP VII and NGP-VII Income Co-Investment Opportunities, L.P. have an approximately 71% membership interest in Resolute Holdings subject to certain adjustments in the future that could decrease such interest.  Thus, NGP VII may be deemed to possess shared voting and dispositive powers with respect to all of the shares of Common Stock deemed beneficially owned by Resolute Holdings (3,718,433 shares (6.7%)).

Therefore, NGP VII may be deemed to possess sole and shared voting and dispositive powers with respect to 10,284,318 shares (18.53%) of Common Stock.

(iii)
Resolute Holdings is the sole record owner of, and has the sole power to vote and dispose of 1,385,100 shares (2.5%) of Common Stock.  With the exception of 100 shares which Resolute Holdings owns with no limitations, these shares of Common Stock are subject to forfeiture unless at any time prior to five years from the closing of the Acquisition, either (a) the closing sale price of Common Stock exceeds $15.00 per share for 20 trading days in any 30 day trading period beginning 90 days after the closing of the Acquisition, or (b) a change in control event occurs in which Common Stock is valued at greater than $15.00 per share.

 Resolute Holdings also directly owns 2,333,333 warrants (the "Sponsor Warrants") acquired in connection with the Acquisition. Each Sponsor Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00 per share commencing on the date of the closing of the Acquisition and ending five years from the Acquisition Closing Date.

Thus, for purposes of this Schedule 13D, Resolute Holdings is deemed to directly beneficially own 3,718,433 shares (6.7%) of Common Stock even though certain of the shares of Common Stock directly owned by Resolute Holdings are subject to the limitations set forth above.

Resolute Holdings also directly owns 4,600,000 warrants (the "Founders' Warrants") issued in the Acquisition. Each Founder’s Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00 per share, but such shares are not deemed to be beneficially owned as of the date of this filing and are therefore excluded from this Schedule 13D.  The warrant exercise period of Founders' Warrants commences any time after the Closing Price (as defined in the Purchase Agreement) of the Common Stock exceeds $13.75 for any 20 days within any 30 day trading period prior to September 25, 2014.

The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c)
There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons except for the distribution of shares of Common Stock from Resolute Holdings to its members as reported on this Schedule 13D.

(d)
No person other than the Reporting Persons or the managers of Resolute Holdings indentified on Schedule A, has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock being reported on this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated February 19, 2010

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated February 19, 2010
/s/ Kenneth A. Hersh
Kenneth A. Hersh

NATURAL GAS PARTNERS VII, L.P.

By:	G.F.W. Energy VII, L.P., its general partner,

By:	GFW VII, L.L.C., its general partner,

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

RESOLUTE HOLDINGS, LLC

By:	/s/ Richard L. Covington
Richard L. Covington
Manager

SCHEDULE A

The following individuals are the Authorized Members of GFW VII, L.L.C., the sole member of G.F.W. Energy VII, L.P., the general partner of Natural Gas Partners VII, L.P.: Kenneth A. Hersh and David R. Albin. Such individuals expressly disclaim any such beneficial ownership of the Common Stock. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o Natural Gas Partners VII, L.P., 125 E. John Carpenter Fwy., Suite 600, Irving, Texas 75062.

The following individuals are managers of Resolute Holdings, LLC: Nicholas J. Sutton, James M. Piccone, Kenneth A. Hersh, Richard L. Covington and William J. Quinn; and the following individuals are the officers of Resolute Holdings, LLC: Nicholas J. Sutton, James M. Piccone, Theodore Gazulis, Dale E. Cantwell, Richard F. Betz and Janet W. Pasque.  Such individuals expressly disclaim any beneficial ownership of the Common Stock owned by Resolute Holdings, LLC. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is Resolute Holdings, LLC, 1675 Broadway, Suite 1950, Denver, Colorado 80202.

Exhibit Index

Exhibit A	Joint Filing Agreement dated February 19, 2010

JOINT FILING AGREEMENT

The undersigned each agree that (i) the statement on Schedule 13D relating to the common stock, par value $0.0001 per share, of Resolute Energy Corporation, a Delaware corporation, has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligation to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated February 19, 2010
NATURAL GAS PARTNERS VII, L.P.

By:	G.F.W. Energy VII, L.P., its general partner,

By:	GFW VII, L.L.C., its general partner,

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

/s/ Kenneth A. Hersh
Kenneth A. Hersh

RESOLUTE HOLDINGS, LLC

By:	/s/ Richard L. Covington
Richard L. Covington
Manager